FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  28 April 2009

SIGNET JEWELERS LIMITED
(Translation of registrant's name into English)

Clarendon House,

2 Church Street,

Hamilton HM11,

Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNET JEWELERS LIMITED

28 APRIL 2009

SIGNET JEWELERS LIMITED

ANNUAL INFORMATION UPDATE FOR SIGNET JEWELERS LIMITED FROM 11 SEPTEMBER 2008 UPTO AND INCLUDING 27 APRIL 2009

In accordance with the requirements of Prospectus Rule 5.2, Signet Jewelers Limited (the 'Company') and Signet Group plc submit their Annual Information Update following the publication of the Company's Annual Report on 1 April 2009.

The information referred to in this Annual Information Update was up-to-date at the time it was published but may now be, or may at any time become, out of date. Signet Jewelers Limited, Signet Group plc nor any other person accepts any liability for, or makes any representations (expressed or implied) as to the accuracy or completeness of the information contained in this Annual Information Update.

RNS ANNOUNCEMENTS

The list below shows the announcements that were published on the London Stock Exchange via RNS, a Regulatory Information Service, since the Company listed it shares on the London Sock Exchange, as a secondary listing, on 11 September 2008. Copies of the announcements can be obtained from  http://www.londonstockexchange.com/  or  http://www.signetjewelers.com/

22 Apr 2009	Documents Filed with FSA and NYSE
01 Apr 2009	Annual Financial Report
25 Mar 2009	Final Results
18 Mar 2009	Holding(s) in Company
16 Mar 2009	Signet Enters into Amended Borrowing Arrangements
03 Mar 2009	Notice of Webcast
26 Feb 2009	Directorate Change
05 Feb 2009	Final Results
08 Jan 2009	Trading Statement
05 Jan 2009	Director / PDMR Shareholding
31 Dec 2008	Total Voting Rights
03 Dec 2008	Director / PDMR Shareholding
25 Nov 2008	3rd Quarter Results
13 Nov 2008	Director / PDMR Shareholding
12 Nov 2008	Director Resignation
06 Nov 2008	Director / PDMR Shareholding
06 Nov 2008	3rd Quarter Sales
29 Oct 2008	Board Changes
30 Sep 2008	Total Voting Rights
17 Sep 2008	Holding(s) in Company
15 Sep 2008	Dividend Declaration
12 Sep 2008	Index Announcement
11 Sep 2008	Primary Listing on NYSE

DOCUMENTS FILED WITH THE SEC

The Company has a primary listing on the New York Stock Exchange and simultaneously submits copies of the announcements on Forms 6-K to the US Securities and Exchange Commission ("SEC"). Full details of these filings can be found on the SEC's website at  http://www.sec.gov/ .

22 Apr 2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-09-000458 (34 Act)
01 Apr 2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-09-000354 (34 Act)
01 Apr 2009	20-F	Annual and transition report of foreign private issuers [Sections 13 or 15(d)] Acc-no: 0001193125-09-070078 (34 Act)
31 Mar 2009	SC 13G	Statement of acquisition of beneficial ownership by individuals Acc-no: 0000909567-09-000312 (34 Act)
25 Mar 2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-09-000315 (34 Act)
18 Mar 2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-09-000281 (34 Act)
16 Mar 2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-09-000273 (34 Act)
26 Feb 2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-09-000197 (34 Act)
13 Feb 2009	SC 13G	Statement of acquisition of beneficial ownership by individuals Acc-no: 0001193125-09-027997 (34 Act)
12 Feb 2009	SC 13G/A	[Amend]Statement of acquisition of beneficial ownership by individuals Acc-no: 0000813917-09-000039 (34 Act)
11 Feb 2009	SC 13G	Statement of acquisition of beneficial ownership by individuals Acc-no: 0001377581-09-000017 (34 Act)
05 Feb 2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-09-000130 (34 Act)
09 Jan 2009	SC 13G	Statement of acquisition of beneficial ownership by individuals Acc-no: 0000949308-09-000004 (34 Act)
09 Jan 2009	SC 13G/A	[Amend]Statement of acquisition of beneficial ownership by individuals Acc-no: 0000949308-09-000003 (34 Act)
08 Jan 2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-09-000039 (34 Act)
05 Jan 2009	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-09-000018 (34 Act)
31 Dec 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-002045 (34 Act)
03 Dec 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001987 (34 Act)
25 Nov 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001951 (34 Act)
13 Nov 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001904 (34 Act)
13 Nov 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001902 (34 Act)
12 Nov 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001897 (34 Act)
06 Nov 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001870 (34 Act)
06 Nov 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001868 (34 Act)
04 Nov 2008	UPLOAD	[Cover]Acc-no: 0000000000-08-054934
04 Nov 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001859 (34 Act)
23 Oct 2008	CORRESP	[Cover]Correspondence Acc-no: 0000909518-08-000776
10 Oct 2008	SC 13G/A	[Amend]Statement of acquisition of beneficial ownership by individuals Acc-no: 0000813917-08-000060 (34 Act)
08 Oct 2008	UPLOAD	[Cover]Acc-no: 0000000000-08-050661
30 Sep 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001694 (34 Act)
17 Sep 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001639 (34 Act)
15 Sep 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001622 (34 Act)
12 Sep 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001618 (34 Act)
12 Sep 2008	CORRESP	[Cover]Correspondence Acc-no: 0000909518-08-000723
12 Sep 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001617 (34 Act)
11 Sep 2008	25-NSE	Acc-no: 0000876661-08-000355 (34 Act)
11 Sep 2008	S-8	Securities to be offered to employees in employee benefit plans Acc-no: 0001193125-08-194630 (33 Act)
11 Sep 2008	S-8 POS	Securities to be offered to employees in employee benefit plans, post-effective amendments Acc-no: 0001193125-08-194542 (33 Act)
11 Sep 2008	S-8 POS	Securities to be offered to employees in employee benefit plans, post-effective amendments Acc-no: 0001193125-08-194492 (33 Act)
11 Sep 2008	S-8 POS	Securities to be offered to employees in employee benefit plans, post-effective amendments Acc-no: 0001193125-08-194456 (33 Act)
11 Sep 2008	S-8	Securities to be offered to employees in employee benefit plans Acc-no: 0001193125-08-194434 (33 Act)
11 Sep 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001610 (34 Act)
11 Sep 2008	S-8 POS	Securities to be offered to employees in employee benefit plans, post-effective amendments Acc-no: 0001193125-08-194409 (33 Act)
11 Sep 2008	8-A12B	Registration of securities [Section 12(b)] Acc-no: 0001193125-08-194276 (34 Act)
11 Sep 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001193125-08-194268 (34 Act)
11 Sep 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001604 (34 Act)

DOCUMENTS PUBLISED AND SENT TO SHAREHOLDERS OR FILED WITH THE UKLA VIEWING FACILITY.

01 Apr 2009	Signet Jewelers Limited 2009 Annual Report on Form 20-F
22 Apr 2009	Notice of 2009 Annual General Meeting, Form of Proxy, Form of Direction

Documents submitted to the FSA can be viewed at the Document Viewing Facility situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

SIGNET GROUP plc

ANNUAL INFORMATION UPDATE FOR SIGNET GROUP plc FROM 01 JUNE 2008 UPTO AND INCLUDING 11 SEPTEMBER 2008

RNS ANNOUNCEMENTS

The list below shows the announcements that were published on the London Stock Exchange via RNS, a Regulatory Information Service, by Signet Group plc when it held its shares on the London Sock Exchange, as a primary listing, between 1 June 2008 and 11 September 2008. Copies of the announcements can be obtained from  http://www.londonstockexchange.com/  or  http://www.signetjewelers.com/

11 Sep 2008	Cancellation of Signet Group plc
10 Sep 2008	Holding(s) in Company
10 Sep 2008	Court Approval of Capital Reduction
08 Sep 2008	Court Sanctions Scheme of Arrangement
05 Sep 2008	Signet Jewelers Limited Prospectus
03 Sep 2008	Interim Results
28 Aug 2008	Holding(s) in Company
26 Aug 2008	Holding(s) in Company
19 Aug 2008	Results of Court and General Meeting
07 Aug 2008	Signet Reports Second Quarter Sales
04 Aug 2008	Blocklisting Interim Review
24 Jul 2008	Documents Filed with FSA
10 Jul 2008	Primary Listing to NYSE and Domicile to Bermuda
03 Jul 2008	Director / PDMR Shareholding
27 Jun 2008	Bank Facility Renewal
23 Jun 2008	Holding(s) in Company
10 Jun 2008	Director / PDMR Shareholding
09 Jun 2008	Documents Filed with FSA
06 Jun 2008	Results of AGM
06 Jun 2008	1st Quarter Results
02 Jun 2008	Holding(s) in Company

DOCUMENTS FILED WITH THE SEC

At this time Signet Group plc had a secondary listing on the New York Stock Exchange and simultaneously submitted copies of the announcements on Forms 6-K to the US Securities and Exchange Commission ("SEC"). Full details of these filings can be found on the SEC's website at  http://www.sec.gov/ .

10 Sep 2008	CERTNYS	[Paper]Certification by the New York Stock Exchange approving securities for listing Acc-no: 9999999997-08-038996 (34 Act)
10 Sep 2008	F-6 POS	Post-effective amendments for immediately effective filing Acc-no: 0001144204-08-052167 (33 Act)
10 Sep 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001602 (34 Act)
10 Sep 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001599 (34 Act)
08 Sep 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001588 (34 Act)
05 Sep 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001193125-08-191010 (34 Act)
05 Sep 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001585 (34 Act)
03 Sep 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001566 (34 Act)
28 Aug 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001527 (34 Act)
26 Aug 2008	UPLOAD	[Cover]Acc-no: 0000000000-08-042922
26 Aug 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001514 (34 Act)
19 Aug 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001485 (34 Act)
07 Aug 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001451 (34 Act)
04 Aug 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001430 (34 Act)
24 Jul 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001344 (34 Act)
24 Jul 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001193125-08-156859 (34 Act)
10 Jul 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001259 (34 Act)
03 Jul 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001208 (34 Act)
27 Jun 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001175 (34 Act)
23 Jun 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001134 (34 Act)
23 Jun 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001128 (34 Act)
10 Jun 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001061 (34 Act)
10 Jun 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001057 (34 Act)
09 Jun 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001056 (34 Act)
06 Jun 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-001050 (34 Act)
02 Jun 2008	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16] Acc-no: 0001191638-08-000992 (34 Act)

DOCUMENTS FILED AT COMPANIES HOUSE

The documents listed below were filed with the Registrar of Companies at Companies House and can be obtained from Companies House, Crown Way, Cardiff, C14 3UZ. They are also available through Companies House direct at www.direct.companieshouse.gov.uk

29 Oct 2008	288a	Director Appointed
29 Oct 2008	288b	Director Resigned
29 Oct 2008	288b	Director Resigned
29 Oct 2008	288b	Director Resigned
29 Oct 2008	288b	Director Resigned
29 Oct 2008	288b	Director Resigned
29 Oct 2008	288b	Director Resigned
29 Oct 2008	288b	Director Resigned
11 Sep 2008	88(2)	Return of Allotment of Shares
11 Sep 2008	MISC	Certificate to Reduce Share Capital
11 Sep 2008	MISC	Court Order to Reduce Share Capital
11 Sep 2008	MISC	Court Order Re Scheme of Arrangement
28 Aug 2008	MEM / ARTS	Articles of Association
28 Aug 2008	RES13	Re Scheme and Share Option
13 Aug 2008	363s	Annual Return
08 Jul 2008	288b	Director Resigned
03 Jul 2008	AA	Group of Companies Accounts made up to 02/02/08
11 Jun 2008	RES01	AGM Resolutions

DOCUMENTS PUBLISED AND SENT TO SHAREHOLDERS OR FILED WITH THE UKLA VIEWING FACILITY.

24 Jul 2008	Scheme Circular
09 Jun 2008	Articles of Association and Resolutions

Documents submitted to the FSA can be viewed at the Document Viewing Facility situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET JEWELERS LIMITED

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date: 28 April 2009